SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, THE LARGEST WIRELESS COMMUNICATION GROUP IN SOUTH AMERICA, REPORTS ITS THIRD QUARTER 2003 CONSOLIDATED RESULTS OF TELE LESTE CELULAR PARTICIPAÇÕES S.A. (“TELE LESTE”)

Head of Investor relations:	Fernando Abella Garcia

Salvador, Brazil, October 28, 2003 – Tele Leste Celular Participações S.A. – Tele Leste (BOVESPA: TLCP3 (ON); TLCP4 (PN); NYSE: TBE), announced today its consolidated results for the third quarter 2003. The closing rates for October 27, 2003 were: TLCP3 R$ 0.69 / 1,000 shares, TLCP4 R$ 0.58 / 1,000 shares, and TBE US$ 10.15 / ADR (1:50,000 PN shares). Tele Leste is the holding company that owns 100% of Telebahia Celular S.A and Telergipe Celular S.A., the leading wireless operators in the states of Bahia and Sergipe, respectively. The Company provides services in an area covering 7% of the Brazilian territory, whose population represents nearly 9% of the Brazilian population.

The following financial and operating information is presented on a consolidated basis in the form required by the Corporate Law, except where otherwise indicated.

HIGHLIGHTS

Tele Leste Celular

R$ million	3Q03	2Q03	Δ %	3Q02	Δ %

Gross Operating Revenue	147.8	157.2	-6.0%	147.4	0.3%
Total Net Operating Revenue	104.9	111.2	-5.7%	104.6	0.3%
Net Operating Revenue from Services	94.9	103.1	-8.0%	95.5	-0.7%
Net Operating Revenue from Goods	10.0	8.1	23.5%	9.1	9.9%
Total Operating Costs	(73.2)	(75.5)	-3.0%	(70.8)	3.4%
EBITDA	31.7	35.7	-11.3%	33.8	-6.2%
EBITDA Margin (%)	30.2%	32.1%	-1.9 p.p.	32.3%	-2.1 p.p.
Depreciation and Amortization	(30.4)	(30.8)	-1.5%	(28.2)	7.8%
EBIT	1.3	4.9	-73.5%	5.6	-76.8%
Losses in the period	(15.7)	(4.3)	265.1%	(4.3)	265.1%
Losses per share (R$ per thousand shares)	(0.03)	(0.01)	265.1%	(0.01)	265.1%
Losses per ADR (R$)	(1.64)	(0.45)	265.1%	(0.45)	265.1%
Number of shares (billions)	479.4	479.4	-	479.4	-
Investments (accumulated)	15.7	10.9	n.a.	31.7	-50.5%
Investment as % of revenues	4.6%	4.3%	0.3 p.p	12.1%	-7.5 p.p
Operating Cash Flow	26.9	30.8	-12.7%	21.1	27.5%

Clients (thousands)	1.025	993	3,2%	932	10,0%
Post-paid	289	294	-1,7%	308	-6,2%
Pre-paid	736	699	5,3%	624	17,9%

EBITDA = Earnings before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA / Net Operating Revenue.
EBIT = Earnings before interest and taxes.
Operating cash flow = EBITDA – Quarterly investments.
The figures are subject to differences resulting from rounding up / down.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Basis for reporting results

In 2Q03 expenses with the PIS and COFINS taxes related to financial revenues were reclassified from Operating Expenses to Financial Expenses. For comparison purposes, this effect was also incorporated in the previous quarters results.

For comparison purposes, the financial statements figures for the quarters ended in June 30, 2003 and September 30 2002 have been reclassified when applicable.

As of July 06, 2003, the operators implemented the Long Distance Carrier Selection Code (Código de Seleção de Prestadora – “CSP”), used by clients to choose their carrier for domestic long distance services (VC2 and VC3), as well as for international cellular calls, as required by Personal Mobile Service (Serviço Móvel Pessoal – “SMP”) rules. The “VIVO” operators no longer receive revenues from VC2 or VC3, now receiving interconnection revenues from the use of their networks in those calls.

Additionally, the Bill & Keep rules was adopted for interconnection charges in 3T03. The rules establish that payments between the companies of the SMP for traffic in the same registration area only occur when the traffic exceeds 55%.

VIVO

On April 14, 2003, the Joint Venture between Telefónica Móviles and Portugal Telecom unified the operations of Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A., Tele Leste Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A. under the brand name “VIVO”.

Targeting the corporate clients, the “Vivo Empresas” brand was launched, linking this key segment with the Company’s business strategy.

“VIVO” was considered Top of Mind in most of the regions in which it operates, reflecting the successful consolidation of its brand. Additionally, the brand was awarded first place among the most admired brand mark in the wireless telecommunications sector by Carta Capital magazine.

HIGHLIGHTS

  Excluding the effect of the sales of handsets, EBITDA was R$ 37.6 million and the EBITDA margin was 39.6%.

  Operating Cash Flow increased by 27.5% in 3Q03, showing that the Company was more efficient generating operating cash.

  Net debt decreased by 13.6% compared with the previous quarter.

  The Company’s client base grew by 3.2% compared with 2Q03 and by 10.0% compared with 3Q02.

  Productivity increased by 10.3% compared with 2Q03 and 52.5% compared with 3Q02.

OPERATING PERFORMANCE

Operating data

	3Q03	2Q03%		3Q02%

Total number of users (thousands)	1,025	993	3.2%	932	10.0%
Post-paid	289	294	-1.7%	308	-6.2%
Pre-paid	736	699	5.3%	624	17.9%
Analog	97	118	-17.8%	170	-42.9%
Digital	928	875	6.0%	762	21.8%
Net additions (thousands)	32.0	16.7	91.6%	46.7	-31.5%
Post-paid	(5.2)	(2.5)	108.0%	(5.1)	2.0%
Pre-paid	37.2	19.2	93.8%	51.8	-28.2%
ARPU (in R$/month)	31.3	34.7	-9.8%	35.0	-10.6%
Post-paid	73.0	78.2	-6.6%	68.3	6.9%
Pre-paid	14.4	16.2	-11.1%	17.8	-19.1%
Total MOU (minutes)	96.1	88.6	8.5%	99.8	-3.7%
Post-paid	176.5	173.6	1.7%	176.0	0.3%
Pre-paid	59.3	50.0	18.6%	57.9	2.4%
Employees	390	417	-6.5%	541	-27.9%
Client/Employee	2,628	2,382	10.3%	1,723	52.5%

Client Base

  Significant sales results were obtained in 3Q03, with intense commercial activities, which were reflected by the 91.6% higher net additions than in 2Q03. The increase was integrally hired by the prepaid segment.

  Tele Leste has maintained its leadership position in its competitive scenario which includes two other competing companies, mostly because of the quality of the services it renders.

  At the end of 3Q03, Tele Leste had a handset digitization rate of 90.5%. The number of analog handsets went down by 42.9% compared with 3Q02. Tele Leste uses digital CDMA technology in its wireless telephone services.

Average Net Revenue per User

The negative impact on the ARPU (Average Net Revenue per User) was mainly caused by the implementation of the Bill & Keep rules and by the CSP. In addition, the ARPU is affected by the increase in the average pre-paid clients base.

The post-paid clients’ ARPU improved by 6.9% compared with 3Q02 and went down by 6.6% compared with the previous quarter 2Q03, due mainly to the Bill & Keep rules.

Minutes of Use per user

The blended MOU increased by 8.5% compared with 2Q03, led by an increase in the traffic of pre-paid clients. This impact does not apply to the ARPU due to an increase in traffic within the Company’s network, whose tariff is lower.

Wireless Data Transmission Service

In 2003, Tele Leste has maintained its focus on data transmission services, with special attention to the messaging services (SMS and WAP) and has managed to increase penetration in the base of clients that use of these services.

Human Resources

The number of effective employees has decreased, as a result of synergies obtained with the unification of services in the “VIVO” group. The increase in productivity, shown by the number of clients per effective employees, was 10.3% compared with 2Q03, and 52.5% compared with 3Q02.

FINANCIAL PERFORMANCE

Operating Revenue

R$ million	3Q03	2Q03%		3Q02%

Subscription charges	9.5	9.6	-1.0%	9.4	1.1%
Usage charges	59.9	77.6	-22.8%	69.4	-13.7%
Domestic	55.1	69.1	-20.3%	62.2	-11.4%
AD	4.7	7.0	-32.9%	5.6	-16.1%
DSL	0.1	1.5	-93.3%	1.6	-93.8%
Network usage charges	46.6	43.6	6.9%	44.5	4.7%
Other services	5.2	3.4	52.9%	3.4	52.9%
Revenue from telecommunication services	121.2	134.2	-9.7%	126.7	-4.3%
Sales of goods (handsets and accessories)	26.6	23.0	15.6%	20.7	28.5%
Total gross operating revenue	147.8	157.2	-6.0%	147.4	0.3%
Total deductions from gross operating revenue	(42.8)	(46.0)	-7.0%	(42.8)	0.0%
Net Operating Revenue	104.9	111.2	-5.7%	104.6	0.3%
Net revenue from services	94.9	103.1	-8.0%	95.5	-0.7%
Net revenue from goods	10.0	8.1	23.5%	9.1	9.9%

Net Operating Revenue

Net Operating Revenue remained stable in 3Q03 compared with 3Q02 and decreased by 5.7% compared with the previous quarter, because, in spite of the increased revenues from handsets, there was a retraction in the net revenue from services, which represents more than 90% of the net operating revenue.

Net Revenue from Services

The Net Revenue from Services decreased by 0.7% compared with 3Q02 and by 8.0% compared with 2Q03, as a result of the 13.7% and 22.8% reduction in usage revenues compared with 3Q02 and 2Q03, respectively. Interconnection revenues increased by 4.7% compared with 2Q03, due to the increased fixed-to-wireless traffic, which minimized the effects of the Bill & Keep rules. The negative impact of the implementation of the CSP and of the Bill & Keep rules was approximately 7% of the net revenues from services.

The revenues from other services, which include revenues from data, increased by 86.9% in one year. The revenues from data increased by 30.2% compared with 2Q03, and by 126.3% compared with 3Q02.

Net Revenue from Goods	Compared with 2Q03, the 23.5% growth in net revenues from merchandise (handsets and accessories) resulted from the intense commercial activity.

Operating Costs

R$ million	3Q03	2Q03%		3Q02%

Personnel	(6.4)	(7.8)	-17.9%	(8.7)	-26.4%
Cost of services rendered	(21.1)	(27.5)	-23.3%	(26.3)	-19.8%
Leased lines	(4.8)	(4.3)	13.5%	(4.8)	0.0%
Interconnection	(6.3)	(14.9)	-57.7%	(9.8)	-35.7%
Rents / Insurance / Condominium fees	(2.2)	(2.3)	-4.3%	(4.3)	-48.8%
Fistel and other taxes	(3.5)	(1.7)	105.9%	(3.1)	12.9%
Third-party services	(4.2)	(4.2)	0.0%	(4.1)	2.4%
Others	(0.1)	(0.1)	0.0%	(0.1)	0.0%
Cost of goods sold	(15.9)	(13.1)	21.4%	(10.7)	48.6%
Commercial expenses	(23.8)	(22.1)	7.7%	(18.4)	29.3%
Provision for doubtful accounts	(3.7)	(2.6)	42.3%	(3.3)	12.1%
Marketing	(4.3)	(5.6)	-23.2%	(2.6)	65.4%
Commissions	(2.6)	(2.3)	13.0%	(2.3)	13.0%
Third-party services	(12.2)	(10.5)	16.2%	(9.3)	31.2%
Others	(1.0)	(1.1)	-9.1%	(1.0)	0.0%
General and administrative expenses	(6.6)	(5.4)	22.2%	(8.2)	-19.5%
Other operating revenues (expenses)	0.6	0.4	50.0%	1.5	-60.0%

Total operating costs before depreciation and amortization	(73.2)	(75.5)	-3.0%	(70.8)	3.4%
Depreciation and amortization	(30.4)	(30.8)	-1.3%	(28.2)	7.8%

Total operating costs	(103.6)	(106.3)	-2.5%	(99.0)	4.6%

Cost of Services rendered

As revenues, costs were also affected by the implementation of the CSP and of the Bill & Keep rules. The cost of services rendered decreased by 23.3% compared to 2Q03 and by 19.8% compared to 3Q02, and was impacted mostly by the 35.7% reduction in interconnection costs compared with 3Q02, and the 57.7% reduction compared with 2Q03.

Cost of Merchandise Sold	The cost of goods sold grew by 21.4% and by 48.6% in 2Q03 and 3Q02 respectively, due mainly to the increased commercial activity reflected by the increase of the net additions.

Commercial Expenses

Compared with 2Q03, third-party services expenses increased due to the change in the account of outsourced logistic services that used to be recorded as general and administrative services and started to be recorded as commercial services and was offset by marketing expenses decreased due to the launch of the “VIVO” brand in 2Q03.

Bad Debt	The bad debt rate reached 2.5% of the gross revenue.

EBITDA

In 3Q03, the EBITDA for Tele Leste reached R$ 31.7 million, with a 30.2% margin, which resulted from the large volume of sales in the quarter, since the EBITDA would reach R$ 37.6 million and the EBITDA margin 39.6% if the effect of the sales of handsets were not included.

Depreciation	Depreciation and amortization expenses totaled R$ 30.4 million at the end of 3Q03. Depreciation is calculated by a linear method, considering the useful life of goods.

Financial Results	The Net Financial Expenses of Tele Leste totaled R$ 7.0 million in 3Q03, 35.2% less than in 2Q03 due to the variation in the interest rate.

Financial Result

R$ million	3Q03	2Q03%		3Q02%

Financial Revenue	(0.6)	51.8	n.a.	130.2	n.a.
Exchange variation	(5.1)	50.1	n.a.	0.0	n.a.
Other financial revenues	4.7	4.3	9.3%	3.3	42.4%
Gains from derivatives	-	-	n.a.	131.8	n.a.
(-) PIS / Cofins imposed to financial revenue	(0.2)	(2.6)	-92.3%	(4.9)	-95.9%
Financial Expense	(6.4)	(62.6)	-89.8%	(143.0)	-95.5%
Exchange variation	(0.0)	(0.0)	n.a.	(135.7)	n.a.
Other financial expenses	(4.4)	(4.9)	-10.2%	(7.2)	-38.9%
Losses from derivatives	(2.0)	(57.7)	-96.5%	(0.1)	1900.0%

Net financial revenue (expense)	(7.0)	(10.8)	-35.2%	(12.8)	-45.3%

Net Profit (Loss)

The result before interest in 3Q03 was the same as in 2Q03, in spite of the lower operating profit. According to technical viability research, Tele Leste had been deferring Income Tax and Social Contribution until June 2003. The Company’s management has monitored the evolution of these deferred credits and has decided not to form credits over fiscal losses and negative basis in the 2003 fiscal year. The lower profit resulted from the reversal of R$8.6 million of fiscal credits.

Net Debt	Tele Leste’s net debt decreased 13.6% relative to the previous quarter, as a result of increase in cash and financial investments.

On September 30, 2003, the total debt of Tele Leste was R$ 272.8 million (R$ 273.2 million on June 30, 2003), of which 100% was denominated in American dollars and 100% was protected by derivatives contracts at the end of the quarter. This indebtedness was compensated by the resources available in cash and in financial investments (R$ 92.1 million) and by net liabilities from derivatives (R$ 5.9 millions), which resulted in a net debt of R$ 186.6 million and demonstrates a solid financial position.

The details of TBE’s gross debt and of its net debt are presented below:

Loans and Financing (in R$ million)

R$ million	Sept. 30, 2003

Denominated in R$
Suppliers	5.6
Financial Institutions	267.2

Total	272.8

R$ million	Sept. 30,03	June 30,03	Dec. 31,02	Sept. 30,02

Short-term	72.4	69.2	99.7	105.5
Long-term	200.4	204.0	269.9	357.7
Total Indebtedness	272.8	273.2	369.6	463.2
Cash and financial investments	92.1	63.4	81.3	59.7
Derivatives	(6.0)	(6.1)	72.3	187.3

Net debt	186.6	216.0	216.0	216.2

Schedule for payment of long-term debt

R$ million	Denominated in US$

2004	44.9
2005	2.1
2006	-
After 2006	153.4

Total	200.4

Investment	Until the end of 3Q03, a total of R$ 15.7 were invested in Property, Plant & Equipment to better serve our clients.

Prizes and corporate campaigns

  Vivo–BA was granted honors from the Committee to Fight Hunger and Poverty (Comitê de Combate à Fome e à Pobreza), in acknowledgement for the help given by the carrier to the Committee’s projects in the state of Bahia.

  The Company applied vaccination shots to children in two day-care centers in the cities of Salvador and Aracaju.

  Vivo-BA received a “Solidary Company” certification.

  The Company’s collaborators donated books to assist the Associação Condomínio Vale do Sol association in putting together a library to be used by all the children in the community.

  The sewing cooperative Cooperativa de Mulheres Costureiras do Parque S. Bartolomeu, sponsored by the Telefônica Foundation (Fundação Telefônica) and co-sponsored by Vivo closed the fashion show season at the Lapa de Salvador shopping mall.

  The carrier operating in the city of Sergipe was awarded the Top of Mind prize after a survey conducted by newspaper Correio de Sergipe.

The tables below include:
Table 1: Statement of Consolidated Results of Tele Leste
Table 2: Consolidated Balance Sheet of Tele Leste

Contact	Fabiola Michalski – RI	More information is available at
person:	fmichalski@vivo.com.br	http://www.vivo-rs.com.br
(+55 11) 5105-1207

This report contains forward-looking statements. Such statements do not constitute historical facts and reflect the expectations of the Company’s management, are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets”, as well as other similar words are intended to identify these statements, which necessarily involve risks that may or may not be known to the Company. Accordingly, the actual results of Company operations may be different from its current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: STATEMENT OF CONSOLIDATED RESULTS OF TELE LESTE
(Corporate Law)

R$ million	3Q03	2Q03	3Q02	Accrued
				Sept. 03	Sept. 02

Total Gross Operating Income	147.8	157.2	147.4	452.4	429.3
Deductions from gross revenue	(42.8)	(46.0)	(42.8)	(128.6)	(113.7)
Net Operating Revenue from services rendered	94.9	103.1	95.5	300.5	289.0
Net Revenue from goods	10.0	8.1	9.1	23.4	26.6
Net Operating Revenue	104.9	111.2	104.6	323.8	315.7
Operating Costs	(73.2)	(75.5)	(70.8)	(226.6)	(208.2)
Personnel	(6.4)	(7.8)	(8.7)	(22.2)	(23.4)
Cost of services rendered	(21.1)	(27.5)	(26.3)	(77.9)	(80.9)
Cost of goods sold	(15.9)	(13.1)	(10.7)	(37.7)	(29.9)
Commercial expenses	(22.8)	(22.5)	(18.9)	(68.6)	(56,3)
General and administrative expenses	(7.6)	(5.0)	(7,7)	(20.0)	(22,3)
Other operating revenues (expenses)	0.6	0.4	1.5	(0.2)	4.6
Earnings before interest, taxes, depreciation and amortization – EBITDA	31.7	35.7	33.8	97.2	107.5
Depreciation and amortization	(30.4)	(30.8)	(28.2)	(107.4)	(79.1)
Earnings before interest and taxes – EBIT	1.3	4.9	5.6	(10.1)	28.4
Net Financial Results	(7.0)	(10.8)	(12.8)	(25.7)	(25.9)
Operating Results	(5.7)	(6.0)	(7.3)	(35.8)	2.5
Non-operating revenue (expenses)	(0.6)	(0.3)	(0.0)	(0.9)	(0.2)
Results before taxes	(6.3)	(6.3)	(7.3)	(36.7)	2.3
Income tax and Social Contribution	(9.4)	2.0	3.0	0.6	(1.4)
Losses in the period	(15.7)	(4.3)	(4.3)	(36.1)	0.9

TABLE 2: CONSOLIDATED BALANCE SHEET OF TELE LESTE
(Corporate Law)

R$ million	Sept 30,2003	June 30,2003

ASSETS

Current Assets	229.6	194.0

Cash	92.1	63.4
Net accounts receivable	94.9	81.8
Inventories	14.6	14.2
Deferred tax and tax credit	14.5	17.3
Derivative transactions	-	-
Other current assets	13.5	17.3

Long-term receivables	208.8	217.0

Deferred tax and tax credit	201.5	210.8
Derivative transactions	3.5	2.0
Other long-term assets	3.8	4.2

Permanent Assets	372.6	398.5

Net Property, Plant & Equipment	372.0	397.9
Deferred	0.6	0.6

Total Assets	811.0	809.5

	Sept 30, 2003	June 30, 2003

LIABILITIES

Current Liabilities	194.8	175.2

Personnel, taxes and benefits	3.6	3.3
Suppliers and consignations	83.5	68.0
Taxes, fees and contributions	15.8	16.8
Interest on own capital and dividends	0.5	0.5
Loans and financing	72.4	69.2
Intragroup liabilities	6.9	6.3
Other liabilities	12.1	11.1

Long-term liabilities	209.3	211.7

Loans and Financing	200.4	204.0
Provision for contingencies	5.9	5.4
Derivatives transactions	2.5	1.8
Other liabilities	0.5	0.5

Net equity	406.9	422.6

Capital stock	305.4	305.4
Treasury stock	(0.03)	(0.00)
Capital reserve	137.6	137.6
Accrued profit (loss)	(36.1)	(20.4)

Other capital resources	0.04	0.04

Total Liabilities	811.0	809.5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2003

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.